VIA EDGAR

December 13, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE (Mail Stop 3561)

Washington, D.C. 20549

Attn.:	Mr. Michael Fay
Branch Chief

Re:	The Mosaic Company File No. 001-32327 Form 10-K: For the fiscal year ended May 31, 2007 Form 10-Q: For the quarterly period ended August 31, 2007

Dear Mr. Fay:

This letter contains the responses of The Mosaic Company (sometimes referred to as the “Company”) to your letter dated November 29, 2007. For convenient reference, each of the comments contained in your comment letter appears directly above our response to that comment.

Form 10-K: For the Fiscal Year Ended May 31, 2007

Item I.	Business

Business Segment Information

Potash Segment, page 11

1.	We note that you plan to terminate Potash operations at your potash mine in Hersey, Michigan during the first half of fiscal year 2008. Upon the termination of these Potash operations, it appears that the operations of the Hersey, Michigan facility will be reduced to the mining, processing, and selling of salt. Please tell us what consideration you gave to an impairment analysis of the capitalized assets related to the facility. Refer to paragraph 8 of SFAS No. 144 for further guidance.

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

Response:

As a result of the business combination between IMC Global Inc. (“IMC”) and Cargill Crop Nutrition (“CCN”) on October 22, 2004, we recorded all of the assets and liabilities of the former IMC entities (considered the acquired entity for accounting purposes) at their fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”).

The decision to discontinue potash production at the Hersey facility and to operate it as a salt production plant was made at the time of the business combination. As a result, the fair market value and useful lives assigned to Hersey’s potash-related production assets determined at the acquisition date reflected the anticipated discontinuation of potash production during fiscal 2008 and those assets have been fully depreciated.

The discontinuation of Hersey’s potash production in fiscal 2008 does not represent an event or circumstance requiring an impairment test relative to the long-lived assets used for mining, processing and selling of salt as contemplated by paragraph 8 of SFAS No. 144 due to the following:

•	There was no significant decrease in the market value of the long-lived assets used for mining, processing and selling of salt,

•	There was no significant adverse change in the extent or manner in which the long-lived assets used for mining, processing and selling of salt are being used or in their physical condition,

•	There was no significant adverse change in legal factors or in the business climate that could affect the value of the long-lived assets used for mining, processing and selling of salt,

•	There was no accumulation of costs significantly in excess of the amount originally expected relative to the long-lived assets used for mining, processing and selling of salt,

•

There was no current-period operating or cash flow loss, combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of the assets used for mining, processing and selling of salt,

•	There was no current expectation that the long-lived assets used for mining, processing and selling of salt would be disposed of before the end of their previously estimated useful life.

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview of Fiscal 2007, 2006, 2005, page 4

2.	We note from your discussion in MD&A that you expensed $56.2 million and capitalized $45.9 million in costs related to the remediation of brine inflows during fiscal year 2007. Please tell us the nature of the costs which were expensed versus capitalized. As part of your response, also tell us why you believe that $45.9 million of the costs incurred qualified for capitalization and the period over which such costs will be depreciated. Please cite any accounting literature that you believe supports your accounting treatment.

Response:

Although our Esterhazy, Saskatchewan potash mine experienced a significant additional inflow of salt saturated brine in the third quarter of fiscal 2007, the mine has had inflows of brine for over twenty years. Because of our historical experience with inflows at the Esterhazy mine, we had previously established accounting policies related to the determination of costs that qualify for capitalization in accordance with the definition of an asset in the Statement of Financial Concepts No. 6, “Elements of Financial Statements”, paragraphs 25 to 31. These policies are consistent with the accounting policies followed for the capitalization and depreciation of all other property, plant and equipment.

Our strategy for the remediation of the brine inflows at the Esterhazy mine consists of both short-term actions to address the immediate inflow situation as well as capital projects designed to enhance the mine’s infrastructure for the long-term remediation of future inflows.

In accordance with the definitions noted in the Statement of Financial Concepts No. 6, paragraphs 25 to 31, 80 and 81, we expensed $56.2 million of consumable materials, contract services, utilities and labor used in addressing the brine inflow. The $45.9 million we capitalized during fiscal 2007 consisted of infrastructure-related spending that will be depreciated over a period of 10 to 25 years. The capitalized items included: newly drilled wells used to inject calcium chloride which are used to slow the ongoing brine inflow rate on a long-term basis; pumps for brine movement; pipelines to move the brine from the mine to brine injection wells; and brine injection wells used to dispose of the brine.

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 44

3.	We note from the “Business” section of your filing that the Indian government puts a uniform cap on the selling price of DAP, which is below imported and domestic production costs. You state that the difference between the price cap and cost is made up to importers and local fabricators in the form of a subsidy from the government. You state further that this subsidy is determined quarterly, but may not be announced until well after a specific sale has occurred.

Based upon the discussion in the risk factors section of your filing, you estimate the profitability on your Offshore segment’s sales of DAP to customers in India at the time of each sale. Your estimates are based upon the most recent market prices for DAP, as the Indian government does not make its final determination of the amount of the DAP subsidy until after the sale and initial estimated subsidy payments have been made. In this regard, we note that you may be required to refund estimated subsidy payments that have been received if the Indian government’s final determination of the subsidy is less than the initial subsidies that were received. Furthermore, you state in MD&A that the reduction to the gross margin realized on sales to customers in India during fiscal year 2007 partially resulted from the unfavorable effect on the subsidy from the Indian government, as an increase in distribution costs was not fully compensated by the subsidy received.

Given that i) there appears to be subjectivity in the amount of subsidy provided by the Indian government for DAP sales, ii) it appears that the amount of subsidy to be received often may not be finalized until well after the occurrence of a specific sale, and iii) received subsidy payments may be required to be refunded, please tell us how your recognition of revenue related to DAP sales to customers in India complies with the revenue recognition criteria outlined in SAB 104. More specifically, tell us why you believe the portion of your sales price that is determined based upon estimates of the profitability of your DAP sales to customers in India meets the definition of fixed or determinable.

Response:

The Indian government subsidy is a formula-driven calculation, defined in government notifications, that reimburses importers for the difference between the capped DAP price as set by the Indian government and the global market price of

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

DAP. The global market price is determined based upon the actual landed price of DAP into India paid by all importers during the quarter prior to the sale. The subsidy is also based on the average Indian rupees (“INR”)/U.S. dollars (“USD”) exchange rate incurred during the quarter in which the sale was made. Both of these factors can be reasonably determined at the time of the sale based upon various Indian trade publications and information obtained from the Reserve Bank of India. The subsidy also includes a fixed amount to cover the estimated distribution costs incurred by importers. Since this is a fixed amount, it, too, can be reasonably determined at the time of the sale. The subsidy amount is stated as an INR amount per metric tonne (“tonne”) that applies to all importers. It is not entity specific.

Any change in the formula requires a rule change notification by the Indian government. There has never been a situation in which the Indian government has reneged on the subsidy or we have had to refund any portion of the subsidy payment.

Only DAP sales made to Indian farmers are eligible for the subsidy. Sales to distributors in India are not subject to the capped price and are based upon global market DAP prices.

The capped selling price to farmers has not changed since 2002. As a result, the subsidy paid by the Indian government has continued to increase as the spread between the capped price and global market DAP price has increased. Most of this increase has occurred during calendar year 2007.

The vast majority of sales in India that we reported in Note 28 to the consolidated financial statements in our annual report on Form 10-K for the fiscal year ended May 31, 2007 (the “10-K Report”) are sales to distributors within India, not farmers. These sales are not subject to the price cap and are made at global market DAP prices. In the fiscal year ended May 31, 2007 (“fiscal 2007”), $160.9 million of the $554.4 million reported sales made to customers in India were subject to the subsidy. This represented approximately 29% of the total sales to customers in India and 3% of our total consolidated net sales. Included in the $160.9 million is the government subsidy of $53.8 million.

We have historically been able to accurately determine the amount of the subsidy. In fiscal 2007, the difference between the subsidy amount recorded by us and the final subsidy announced by the Indian government was $0.2 million, or less than 0.3% of the total subsidy.

In fiscal 2007, the fixed component of the subsidy for distribution costs lagged increases in the actual costs incurred by our Indian subsidiary. This resulted in reduced gross margins for our Indian subsidiary, and is the reason for our

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

statement in the MD&A that an increase in distribution costs was not fully compensated by the subsidy. Our disclosure did not relate to any revision in our calculation of the subsidy amount.

Although the Indian government does not make its final determination of the amount of the final subsidy until after we have made the sale to the farmer, we believe it is appropriate for us to recognize the subsidy amount at the time of the sale. Our conclusion is based upon the fact the Indian government subsidy is a formula-driven calculation, the components of which are based upon observable market data that can be reasonably determined at the time of the sale. Accordingly, we believe our recognition of revenue related to DAP sales subject to this subsidy complies with the revenue recognition criteria outlined in SAB 104 and, more specifically, that the sales related to the subsidy have a price that is fixed and determinable at the time the sale is made.

4.	Please expand the revenue recognition disclosure provided in Note 2, as well as your disclosure in the “Critical Accounting Estimates” section of MD&A, to specifically discuss the manner in which you account for revenues associated with your sales of DAP to customers in India. In this regard, please specifically discuss how the estimates of your profitability on the sale of DAP in India, as well as how your estimates of the subsidy from the Indian government, are derived during each period. Your expanded disclosure should discuss any significant assumptions applied to derive your estimates, the reasons your assumptions bear the risk of change, the accuracy of your estimates and/or assumptions in the past, the amounts your estimates and/or assumptions have changed in the past, the likelihood that your estimates and/or assumptions will change in the future, and factors which could have a material impact on your estimates and/or assumptions.

Response:

In response to the Staff’s comments, we will add the following in the summary of significant accounting policies – revenue recognition in the notes to our consolidated financial statements included in our future annual reports on Form 10-K:

Sales to farmers (but not to distributors) in India are subject to a selling price cap and are eligible for an Indian government subsidy which reimburses importers for the difference between the market price of DAP and the capped price. We record the government subsidy at the time the underlying eligible sale is made which is when the price of DAP is both fixed and determinable.

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

In addition, we will eliminate the paragraph that discusses the Indian government subsidy that appears in Part I, Item 1A, “Risk Factors,” in our future annual reports of Form 10-K because we do not believe the subsidy program poses a material risk at this time.

We do not believe that further expansion of the disclosure in our summary of significant accounting policies in the notes to our consolidated financial statements or in the “Critical Accounting Estimates” section of MD&A of our future 10-K reports is warranted because we do not believe the calculation of the Indian government subsidy involves significant estimates.

We also do not believe that expanded disclosure would be meaningful to investors because of the insignificant contribution to our consolidated net sales from the India subsidy program-related sales. In fiscal 2007, $160.9 million, or less than 3% of our consolidated net sales, were related to the India subsidy program and our expectation is that these sales will continue to be insignificant to total consolidated net sales in fiscal 2008.

The responses to the Staff’s specific questions concerning the India government subsidy are set forth below following each question:

To the extent applicable, you should tell us and discuss information including, but not limited to:

•	The degree of subjectivity in the Indian government’s determination of the subsidy to be provided to suppliers;

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

Response:

As discussed more fully in our response to Comment 3, the Indian government’s determination of the subsidy is a formula-driven calculation that has been defined in government notifications. It is not subjective and any change requires a rule change notification by the Indian government.

•

Whether your specific production or import costs impact the amount of subsidy received by your company, or whether the amount of the subsidy is based upon the performance of the total market, including your competitors;

Response:

The subsidy is not an entity specific calculation. The amount calculated as noted above is paid to all importers of DAP and is not impacted by our specific production or input costs.

•	Whether factors such as sales volume and demand in India impact the amount of subsidy provided by the Indian government;

Response:

These factors do not impact the amount of the subsidy.

•	The unit of measure that the allocation of the subsidy is based upon (e.g. dollars per tonne sold or other measure);

Response:

The unit of measure for the subsidy is INR per tonne of DAP sold.

•	The consistency of the dollar amount of subsidy relative to the unit of measure that the subsidy is allocated based upon;

Response:

The capped price paid by farmers has not changed since 2002. Accordingly, the dollar amount of the subsidy per tonne of product sold changes as the landed price of DAP into India changes. In recent periods, the amount of the subsidy has been increasing, reflecting worldwide increases in the price of DAP.

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

•	The percentage of the total price per sales unit that the subsidy comprises, and whether such percentage has fluctuated in the past, or is expected to fluctuate in the future;

Response:

The percentage changes as the spread changes between the capped price and the global market price of DAP. For example, the percentage of the total price per tonne that the subsidy comprises was 58% for the first six months of fiscal 2008 compared with 38% in fiscal year 2007.

•	Whether your historical estimates of the subsidy expected to be received have ever differed materially from actual subsidy amounts received;

Response:

During our fiscal years ended May 31, 2007 and 2006, the differences between the subsidy amount recorded by us and the final subsidy amount announced by the Indian government were $0.2 million and $0.1 million, respectively, or less than 0.3% of the subsidy amount recorded in either year.

•

The basis of the market prices used to estimate your profitability at the time of sale, including the specific geographical market used – particularly as the rationale for your estimate is the fact that the pre-subsidy sales prices in the Indian market are capped;

Response:

As noted above, the Indian government subsidy is based upon the actual landed price of DAP into India, which reflects the global market price of DAP.

•

How significant changes in the gross margin realized on the sale of DAP products on a global basis, such as the increases that you realized during fiscal year 2007 and the first quarter of fiscal year 2008, affect your estimates of profitability on the sale of DAP in India;

Response:

Changes in the gross margin realized on the sale of DAP on a global basis do not affect our determinations of profits on the sale of DAP in India.

•

How significant changes in average global market prices of DAP, such as the increase from $246 per tonne during the third quarter of fiscal year 2007 to $348 per tonne during the fourth quarter of fiscal year 2007 to $407 per tonne

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

during the first quarter of fiscal year 2008, affect your estimates of revenue to be recognized and/or the subsidy to be received, with regard to your sale of DAP to customers in India;

Response:

As noted above, changes in the global market price of DAP impact the amount of the Indian government subsidy because they affect the actual landed price of DAP into India that is the basis for the calculation.

•	Whether you have been required to return subsidy amounts in the past; and

Response:

We have never returned a subsidy payment.

•	A sensitivity analysis or any other information that would aid in the understanding of your estimates and the susceptibility of your estimates to variation.

Response:

As noted above, our calculation of the subsidy amount received is based upon the formula defined by the Indian government which we believe is reasonably determinable.

Please provide a sample of your proposed expanded disclosure as part of your response. Refer to our interpretive release titled “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further guidance.

Response:

We have provided a sample of our proposed revised disclosure above.

5.	We note from your discussion of “Sales and distribution activities” in the “Business” section of your Form 10-K that Saskatchewan Potash products are sold through Canpotex Limited – an export association of Canadian potash producers. Please tell us and expand the discussion of your revenue recognition policy in future filings to discuss when revenue is recognized for sales made through Canpotex Limited. For example, please explain i) whether Canpotex Limited is responsible for the shipment of Saskatchewan Potash products, ii) whether risks and rewards are transferred to Canpotex Limited, and iii) whether revenue is recognized upon delivery of your Saskatchewan Potash products to Canpotex Limited or the final customer.

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

Response:

As disclosed in Note 1 to our consolidated financial statements included in our 10-K Report, Canpotex Limited (“Canpotex”) is an export association of Canadian potash producers through which we sell our Canadian potash internationally. This is a distribution channel of which any Saskatchewan, Canada potash producer can become a member at a minimal cost ($200) and sell products internationally if the producer so desires.

Canpotex is a stand-alone entity with its own assets and employees. Canpotex purchases product from us and makes payments to us in accordance with normal collection terms (they do not withhold our payments until they receive their third party customer payments). Such product is primarily shipped to Canpotex via rail on the basis of Incoterms “FCA Origin.” All freight is arranged by Canpotex. Title and all related risks and rewards of ownership are transferred to Canpotex at the time the product is loaded in the railcar at Mosaic’s mines. Canpotex is responsible for the sale, shipment and transportation of the product to third-party customers.

As disclosed in Note 12, “Investments in Non-Consolidated Companies” to our Consolidated Financial Statements included in our 10-K Report, Canpotex is an equity-method investment and, as a result and in accordance with Accounting Principles Bulletin (“APB”) 18, paragraph 19a, we recognize the gross profit on sales to Canpotex only after Canpotex has sold the corresponding product to a third party.

We will expand the disclosure in the note discussing Investments in Non-Consolidated Companies included in our future annual reports on Form 10-K to include the following statement:

The effects of material intercompany transactions with these equity method investments are eliminated, including the gross profit on sales to our equity-method investments which is deferred until the time of sale to the final third-party customer.

13. Goodwill, page 58

6.

We note that the October 22, 2004 business combination between IMC and the businesses of CCN, which was accounted for as a reverse acquisition of IMC by CCN, resulted in the recognition of $2,221.2 million of goodwill. As CCN was accounted for as the acquirer for financial reporting purposes, the acquired assets and liabilities of IMC were recorded at their fair values as of October 22, 2004. However, we note no value appears to have been assigned to identifiable intangible assets in connection with your purchase. In this regard, we note that IMC was an established operating company which generated significant revenues

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

prior to the business combination. As a result of the business combination, we note that CCN grew from having insignificant Potash operations to becoming the third-largest producer of potash in the world – accounting for approximately 15% of global Potash production, as well as 40% of North American Potash production. We also note that prior to the business combination, CNN did not appear to have a business relationship with Canpotex – an association that exports a significant amount of your Canadian Potash products subsequent to the business combination. Furthermore, we note that the business combination resulted in a significant increase in the amount of Phosphate revenues recognized, as compared to CCN’s pre-merger operations.

Given the significance of IMC’s pre-merger operations, as well as the impact of the business combination to CCN’s operations (e.g. the Potash operations), please tell us why it appears that none of the purchase price paid for IMC was assigned to identifiable intangible assets including, but not limited to: trademarks, tradenames, customer-related intangibles, order or production backlog, supply contracts, and/or trade secrets, formulas, or processes associated with the production of IMC’s products, if applicable. Furthermore, please tell us whether permits allowing for the performance of mining operations have been valued, and whether they were reported independently or in conjunction with your “mineral properties and rights” balance disclosed in Note 6 to your financial statements. Refer to paragraphs A14 through A28 of SFAS No. 141 for examples of identifiable intangibles that meet the criteria for recognition apart from goodwill. To the extent that you determined that no value should have been assigned to any of the aforementioned identifiable intangible assets or other identifiable intangible assets outlined in Appendix A of SFAS No. 141, please tell us the factors that contributed to a purchase price that resulted in the recognition of $2,221.2 million of goodwill.

Response:

In connection with the business combination we engaged an outside appraisal firm to assist us in determining the fair value of the long-lived, tangible and identifiable intangible assets of IMC. In addition, since one of the more significant assets acquired was the potash and phosphates rock mineral reserves, we engaged a separate well-qualified third party firm with specific expertise in valuing mining reserves to assist us in the valuation of those assets.

In determining the value of the identifiable intangible assets, we, in conjunction with the outside appraisal firm, considered the following key factors concerning the crop nutrient industry in general and IMC in particular:

•

As discussed under “Competition” in Part I, Item 1 of our 10-K Report, fertilizers are global commodities available from numerous sources, and fertilizer companies compete primarily on the basis of delivered price.

•

IMC did not have long-term or fixed price sales commitments from customers, with the exception of a small number of industrial contracts. IMC’s customers were comprised primarily of a number of large distributors that made bulk purchases from IMC through spot orders. IMC’s customers were able to, and did, readily purchase from CCN and IMC’s other competitors if they were offered a lower price.

•	IMC’s primary customers were well known to and accessible by CCN and other competitors in the industry. There were no customer relationships unique to IMC.

•

A significant amount of IMC’s products were sold in bulk with no identifiable packaging and were interchangeable with those of its competitors. In fact, customers often commingle products purchased from one supplier with competitors’ products.

•	There were no significant IMC products that were sold under IMC brand names.

•

The basic technology for producing IMC’s primary products – phosphate fertilizer, animal feed ingredients and potash fertilizer – is well known and available in the industry. Trade formulas, process secrets, other technology and intellectual property played no meaningful role in differentiating IMC in the competitive marketplace.

Accordingly, we concluded the following:

•

Trademarks and Tradenames – As noted above, IMC’s significant products were global commodities that were interchangeable with the products of its competitors and were not differentiated in the marketplace by the IMC brand. At the business combination date, we abandoned the IMC name in all markets and the CCN name in the North American markets and began using the Mosaic name, which further supports the fact that tradenames and trademarks do not have meaningful value in this industry.

•

Customer lists and relationships – As noted above, IMC did not have significant fixed price sales contracts, with the exception of a small number of industrial contracts, as noted below. Its customers purchased primarily on the basis of price through spot orders, and its customers were readily accessible to CCN and other competitors in the fertilizer industry. Accordingly, we concluded based on the valuation techniques employed that the customer lists and relationships did not have meaningful value.

•

Sales contracts – Certain long-term industrial sales contracts were determined to be below market. There were no industrial sales contracts identified that were above market. The below market contracts were valued using an income approach and impacted both the phosphates and potash business. A $161.4 million liability was recorded as of the business combination date and is being amortized over the lives of the related contracts.

•

Canpotex – This is an export association of Canadian potash producers through which our product and that of other Saskatchewan, Canada potash producers’ is sold internationally. It represents a distribution channel for our products and was determined to not have value because any potash producer in Saskatchewan, Canada can become a member of Canpotex at minimal cost and thus can sell through this channel if the producer so desires. The amount of export sales allocated among the association producers is based upon production capacity of each member. Therefore, if IMC had not been a member, we could have joined the association immediately following the business combination with a resultant allocation of export sales based upon IMC’s capacity.

•	Non-competition agreements – There were none.

•	Trade formulas or process secrets – None were found to exist.

•	Production backlog – There were no significant open purchase contracts at the date of the business combination with a fixed price.

•	Sales order backlog – As noted above, there were no significant fixed-price sales orders. Most fertilizer sales orders were on a spot basis.

•	Patented technology – There was none.

•

Permits allowing for mining – At the time of the business combination, the costs of obtaining permitting were not significant. Additionally, IMC had a history of obtaining permits when needed. The value of the existing permits was incorporated when determining the fair value that was assigned to IMC’s phosphates and potash mineral reserves. We believe this is appropriate because the permits have a similar life given the limited effort required at the time of the business combination to extend them.

•

Operating leases – IMC’s operating leases were not significant. There were certain building leases that had unfavorable terms relative to market prices. These leases were evaluated under EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” because they related to leases to be terminated and the related liabilities were recorded as of the business combination date.

At the time of the business combination, CCN considered the IMC business to have significant strategic value. The market conditions at the time reflected lower pricing than in recent history, resulting in significant pressure on the profit margins of both IMC and CCN. The ability to improve the cost structure of both companies would enable CCN to enhance its competitive position and as a result its profits. The factors that were considered in arriving at the value of the business and thus the purchase price and inherent goodwill included the following:

•

The creation of a more efficient, full-service global fertilizer company with significant cost and other synergies. The cost synergies alone were expected to equal at least $145 million of annual benefit through the optimization of mining, manufacturing, purchasing, transportation and logistics activities. The cost synergies were expected to provide an enhanced ability to be more cost competitive in a selling environment where a competitive price is very important. The majority of the cost synergies were entity specific as it was believed that no other business combination within the industry would be able to generate as extensive annual cost synergies because of the complimentary business scopes and geographic proximity of the two parties’ operations in Florida. We note that ultimately over $175 million in annual cost synergies are being realized. The present value of the actual synergies is over $1 billion.

•

IMC had an assembled workforce of highly skilled and talented individuals with specific industry expertise, including operational expertise. While prohibited from assigning value to this in the purchase price allocation, CCN recognized the value of a highly skilled workforce in its consideration of the purchase price.

•

Significant net operating loss carryforwards. While these loss carryforwards did not meet the requirements for recognition at the time of the business combination in accordance with SFAS No. 109, “Accounting for Income Taxes,” they were considered to potentially have future value if the company was able to realize the synergies and other benefits of the transaction.

For the reasons noted above, because of the nature of the industry and the fact fertilizers are global commodities available from numerous sources that compete primarily on the basis of delivered price, we concluded there were no material identifiable intangible assets and CCN, which was a division of a very large privately-held company, paid a significant premium for IMC, a public company, due to the strategic value we placed on this business as we explained above.

28. Business Segments, page 95

7.

We note that your “Offshore” segment serves as a market for your Phosphates and Potash segments. As such, we note that the revenues related to the individual products offered by your company are not confined to a single reportable segment. In addition, we note that each of your segments appear to service more than one product market, as your Phosphates, Potash and Nitrogen segments sell both fertilizer and animal feed ingredients. Furthermore, it appears that i) your segments may sell various individually significant products to the fertilizer and animal feed markets and ii) the sales prices and/or sales volumes of your individual products may fluctuate independent of each other. For example, based on your MD&A disclosure, it appears that the increase in revenues recognized

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

during fiscal year 2007 and the first quarter of fiscal year 2008 may have been largely influenced by the significant increase in the average sales price of the DAP fertilizer produced by your Phosphate segment. However, your disclosure does not appear to imply that you experienced nearly as significant increases in the average sales prices or revenues achieved through the sale of MAP fertilizer, Potash fertilizers, or Nitrogen fertilizers. As the revenues generated by each of your individually significant products can fluctuate materially based upon changes to their own respective sales prices or sales volumes, we believe that you should revise future filings to supplementally disclose revenues from external customers for each of your significant products or groups of similar products. As part of your response, provide a sample of your proposed expanded disclosure. Alternatively, tell us why you believe that the disclosure of revenue by product type is unnecessary. Refer to paragraph 37 of SFAS No. 131 for further guidance.

Response:

We will include disclosure of revenue by product type in future annual reports on Form 10-K in accordance with paragraph 37 of Statement of Financial Accounting Standards 131 (“SFAS 131”). An illustrative example of our proposed disclosure with respect to fiscal 2007 is as follows:

Fiscal 2007 Net Sales by Product Type (in millions)

Phosphate fertilizer	$2,794.8
Potash fertilizer	1,295.0
Fertilizer blends	840.7
All other	843.2

Consolidated	$5,773.7

Please note that these are estimated numbers and our disclosure in future annual reports on Form 10-K will include actual numbers for three fiscal years.

The phosphate fertilizer category includes both DAP and MAP. DAP is diammonium phosphate fertilizer, while MAP is monoammonium phosphate fertilizer. These products are generally interchangeable; however, DAP is much more commonly used and is nearly always quoted within the industry (as well as by equity analysts and investors) as the phosphate fertilizer benchmark for pricing and other purposes. The relative changes in pricing of DAP and MAP have historically had a very linear relationship, and we do not believe that separate disclosure of MAP revenues would furnish meaningful information to investors.

The potash fertilizer category includes both muriate of potash (“MOP”), which is produced in several different grades, and K-Mag, which is a variant of potash fertilizer. Although these variations of potash fertilizer exist, MOP is much more

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

commonly used and is nearly always quoted within the industry (as well as by equity analysts and investors) as the potash fertilizer benchmark for pricing and other purposes.

Fertilizer blends included in the table above are generally customized combinations of phosphates, potash and nitrogen fertilizers.

Animal feed ingredients, nitrogen and industrial potash represented 6%, 5% and 2%, respectively, of consolidated net sales in fiscal 2007 and thus are not required to be disclosed separately in accordance with paragraph 18 of SFAS 131. These products’ sales are included in the “All other” category above. Should net sales of any of these products exceed 10% of consolidated net sales in the future, we would break out sales of that product separately.

Form 10-Q: For the Period Ended August 31, 2007

Item 1.	Financial Statements

Notes to Consolidated Financial Statements

5. Income Taxes, page 10

8.	We note that you have indicated that the valuation allowance will be reversed during fiscal year 2008, without specificity to the timing. In this regard, please tell us the specific quarterly period during which you expect to reverse the valuation allowance, as well as the basis for such timing.

Response:

Paragraph 20 of Accounting Principles Bulletin Opinion No. 28, “Interim Financial Reporting” (“APB 28”), states that the tax effect of a valuation allowance expected to be necessary for a deferred tax asset at the end of the year for originating deductible temporary differences and carryforwards during the year should be included in the effective tax rate. The effect of a change in the beginning-of-the-year balance of a valuation allowance as a result of a change in judgment about the realizability of the related deferred tax asset in future years shall not be apportioned among interim periods through an adjustment of the effective tax rate but shall be recognized in the interim period in which the change occurs.

Paragraph 8 of Financial Accounting Standards Board Interpretation No. 18 “Accounting for Income Taxes in Interim Periods: an Interpretation of APB Opinion No. 28” (“FIN 18”) states that an estimated annual effective rate also includes the effect of any valuation allowance expected to be necessary at the end of the year for deferred tax assets related to originating deductible temporary differences and carryforwards during the year.

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

Therefore, a reduction of a valuation allowance that reflects the realizability of deferred tax assets due to current year income must be included in the effective tax rate. Conversely, a reduction of a valuation allowance that reflects the realizability of deferred tax assets due to future year income must be included in the interim period in which the change occurs.

In accordance with APB 28, paragraph 20, and FIN 18, paragraph 8, the Company is reversing approximately $25.9 million of U.S. valuation allowance that relates to current year income and will reduce income tax expense over the course of fiscal 2008 through the Company’s estimated annual effective tax rate. This is expected to be recorded over each of the quarters of fiscal 2008 as the related income is generated.

Approximately $6.3 million of the U.S. valuation allowance is related to future year income and the realizability of deferred tax assets in years beyond fiscal 2008, and in accordance with APB 28, paragraph 20, and as reflected in the first paragraph of note 5 on page 10 of our report on Form 10-Q for the quarterly period ended August 31, 2007, was recognized in income tax expense in the first quarter of fiscal 2008.

Approximately $14 million of U.S. capital loss carryforwards will expire at the end of fiscal 2008 if they are not utilized. As a result, the corresponding valuation allowance of approximately $14 million will be eliminated at the time these assets expire. Currently, there is no tax planning strategy that will result in the realization of these capital loss carryforwards.

The reversal of the remaining approximate $233.5 million of U.S. valuation allowance will result in a reduction of goodwill over the course of fiscal 2008 (consistent with the method used for the valuation allowance that is related to current year income and is being reversed to tax expense as described above (i.e., APB 28, paragraph 20)) since it relates to deferred tax assets acquired. The reversal is expected to be recorded over each of the quarters of fiscal 2008 as the related income is generated.

13. Contingencies

Environmental Matters

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana, page 18

9.

We note that in February of 2005, the Florida Environmental Regulation Commission imposed more stringent financial assurance requirements with regard to the closure and long-term care of phosphogypsum management systems. You

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

state that in light of the burden associated with meeting the new requirements, the Florida Department of Environmental Protection allows you to comply with alternative financial tests until May 31, 2009. However, it appears that subsequent to May 31, 2009, you will be required to comply with the new financial assurance requirements. As such, to the extent known, please tell us and expand your disclosure in future filings to discuss i) the additional financial burden (or minimum financial burden) that will be incurred your company in order to meet the new financial assurance requirements by May 31, 2009 and ii) the expected impact of the new requirements on your capital resources and liquidity.

Response:

Our ability to satisfy the new financial assurance requirements established by the Florida Environmental Regulation Commission when such requirements were initially effective would have imposed a significant burden on the Company absent our entering into the consent agreement with the Florida Department of Environmental Protection in April 2005. Our ability to satisfy the new financial assurance requirements after the consent agreement expires (May 31, 2009, unless extended) will depend on the future results of operations, cash flows and changes in financial condition of the Company and its subsidiary, Mosaic Fertilizer, LLC, through which our Florida phosphate operations are conducted. If our current trends in operating results, cash flows and financial condition continue, we do not believe that compliance with these requirements after the May 31, 2009 expiration date of the consent agreement (unless extended) will have a material effect on our results of operations, liquidity or capital resources. In response to the Staff’s comment, in future filings we will modify the disclosure under “Financial Assurance for Phosphogypsum Management Systems in Florida and Louisiana” that was included in note 13 to the condensed consolidated financial statements in our report on Form 10-Q for the quarterly period ended August 31, 2007 to reflect our expectation regarding these requirements. We have included revised proposed disclosure in Appendix A.

10.	We note that you currently do not meet the financial responsibility tests that are imposed by the state of Louisiana, relating to the closure and long-term care of Phosphogypsum management systems located in Louisiana. We note that you also have been denied an exemption from such tests by the Louisiana Department of Environmental Quality. To the extent known, please tell us and expand your disclosure in future filings to discuss the amount and form of additional credit support (or minimum amount of additional credit support) – including surety bonds and letters of credit – that would need to be provided by your company, if you are unable to obtain an exemption from the Louisiana financial responsibility tests.

Response:

We will include the amount of the required financial assurances (currently $144.2 million) in future filings. Current requirements may be satisfied

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

through cash escrows, letters of credit or surety bonds, or a combination thereof, and we will so indicate in future filings. We will also indicate in future filings that we do not expect that compliance with current or alternative requirements will have a material affect on our results of operations, liquidity or capital resources. We have included revised proposed disclosure in Appendix A.

*******

As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at 763/577-2829, or send a fax to me at 763/577-2980.

Very truly yours,

/s/ Anthony T. Brausen

Anthony T. Brausen

Vice President - Finance and Chief Accounting Officer

cc:	Jeffrey Sears, Division of Corporation Finance, Mail Stop 3561

APPENDIX A

PROPOSED REVISED DISCLOSURE IN RESPONSE TO COMMENTS 9 AND 10 REGARDING FLORIDA AND LOUISIANA PHOSPHOGYPSUM MANAGEMENT SYSTEM FINANCIAL ASSURANCES FROM NOTE 13 OF NOTES TO FINANCIAL STATEMENTS IN THE REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED AUGUST 31, 2007

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana. In Florida and Louisiana, we are required to comply with financial assurance regulatory requirements to provide comfort to the government that sufficient funds will be available for the ultimate closure and post-closure care of our phosphogypsum management systems. The estimated discounted net present value of our liabilities for such closure and post-closure care are included in our ARO’s, which are discussed in Note __ of Notes to Consolidated Financial Statements. In contrast, the financial assurance requirements in Florida and Louisiana are based on the undiscounted amounts of our liabilities in the event we were no longer a going concern. These financial assurance requirements can be satisfied without the need for any expenditure of corporate funds to the extent our financial statements meet certain balance sheet/income statement criteria, referred to as the financial tests. In the event that we are unable to satisfy these financial tests, we must utilize alternative methods of complying with the financial assurance requirements or could be subject to enforcement proceedings brought by relevant governmental agencies. Potential alternative methods of compliance include negotiating a consent decree that imposes alternative financial assurance or other conditions or, alternatively, providing credit support in the form of cash escrows, surety bonds from insurance companies, letters of credit from banks, or other forms of financial instruments or collateral to satisfy the financial assurance requirements.

In February 2005, the Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum management systems located in Florida that impose financial assurance requirements that are more stringent than prior rules, including the requirement that the closure cost estimates include the cost of treating process water to Florida water quality standards. In light of the burden that would have been associated with meeting the new requirements at that time, in April 2005 we entered into a consent agreement with the FDEP that allows us to comply with alternate financial tests until the consent agreement expires (May 31, 2009, unless extended), at which time we will be required to comply with the new rules. Although there can be no assurance that we will be able to comply with the revised rules during or upon the expiration of the consent agreement, if current trends in our results of operations, cash flows and financial condition continue, we do not expect that compliance will have a material effect on our results of operations, liquidity or capital resources.

The State of Louisiana also requires that we provide financial assurance for the closure and long-term care of phosphogypsum management systems located in Louisiana.

Division of Corporation Finance

Securities and Exchange Commission

December 13, 2007

Because of a change in our corporate structure resulting from the Combination, we currently do not meet the financial responsibility tests under Louisiana’s applicable regulations. After consulting with the Louisiana Department of Environmental Quality (“LDEQ”), we requested an exemption, proposing an alternate financial responsibility test that included revised tangible net worth and U.S. asset requirements. LDEQ initially denied our request for an exemption in May 2006. We continue to pursue discussions with LDEQ with respect to our exemption request. If LDEQ does not grant the exemption, we will be required to (i) seek an alternate financial assurance test acceptable to LDEQ, (ii) provide credit support, which may include surety bonds, letters of credit and cash escrows or a combination thereof, currently in an amount of approximately $144.2 million, or (iii) enter into a compliance order with the agency. In light of our current cash balances and access to borrowings, letters of credit and surety bonds, we do not expect that compliance with current or alternative requirements will have a material affect on our results of operations, liquidity or capital resources.